T R Chadha & Co LLP

Chartered Accountants

December 24, 2018

Securities and Exchange Commission
100 F Street NE,
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on December 21, 2018, to be filed by our client, Ebix, Inc. We agree with the statements made in response to that item insofar as they relate to our Firm.

Very truly yours,

T.R. Chadha & Co. LLP

TR Chadha & Co. LLP